Table of Contents	Exhibit 99.1

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2019			Three months ended March 31, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,220	—	2,220	2,224	—	2,224
Cost of sales		(1,869)	(11)	(1,880)	(1,872)	(48)	(1,920)
Gross profit/(loss)		351	(11)	340	352	(48)	304
Sales, general and administration expenses		(116)	(2)	(118)	(118)	(6)	(124)
Intangible amortization		(65)	—	(65)	(67)	—	(67)
Operating profit/(loss)		170	(13)	157	167	(54)	113
Net finance expense	6	(181)	—	(181)	(136)	—	(136)
(Loss)/profit before tax		(11)	(13)	(24)	31	(54)	(23)
Income tax (charge)/credit		(12)	3	(9)	(14)	12	(2)
(Loss)/profit for the period		(23)	(10)	(33)	17	(42)	(25)

(Loss)/profit attributable to:
Owners of the parent				(34)			(24)
Non-controlling interests				1			(1)
Loss for the period				(33)			(25)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2019	2018
	Note	$'m	$'m

Loss for the period		(33)	(25)

Other comprehensive income/(expense)

Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		30	(100)
		30	(100)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		51	(106)
-Movement out of reserve to income statement		(20)	48
-Movement in deferred tax		(3)	6
		28	(52)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		(5)	5
		(5)	5
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	10	(40)	66
-Deferred tax movement on employee benefit obligations		9	(15)
		(31)	51

Total other comprehensive income/(expense) for the period		22	(96)

Total comprehensive expense for the period		(11)	(121)

Attributable to:
Owners of the parent		(12)	(116)
Non-controlling interests		1	(5)
Total comprehensive expense for the period		(11)	(121)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited,
		At March 31,	At December 31,
		2019	2018
	Note	$'m	$'m
Intangible assets	7	3,518	3,601
Property, plant and equipment	7	3,728	3,388
Derivative financial instruments		18	11
Deferred tax assets		274	254
Other non-current assets		24	24
		7,562	7,278
Current assets
Inventories		1,381	1,284
Trade and other receivables		1,200	1,053
Contract asset		193	160
Derivative financial instruments		12	9
Cash and cash equivalents		422	565
		3,208	3,071
TOTAL ASSETS		10,770	10,349
Equity attributable to owners of the parent
Issued capital	8	—	—
Other reserves		138	82
Retained earnings		(3,311)	(3,206)
		(3,173)	(3,124)
Non-controlling interests		(120)	(116)
TOTAL EQUITY		(3,293)	(3,240)
Non-current liabilities
Borrowings	9	9,422	9,455
Lease obligations	9	356	32
Employee benefit obligations		976	957
Derivative financial instruments		80	107
Deferred tax liabilities		538	543
Provisions		36	38
		11,408	11,132
Current liabilities
Borrowings	9	283	114
Lease obligations	9	76	4
Interest payable		110	115
Derivative financial instruments		12	38
Trade and other payables		1,972	1,984
Income tax payable		109	114
Provisions		93	88
		2,655	2,457
TOTAL LIABILITIES		14,063	13,589
TOTAL EQUITY and LIABILITIES		10,770	10,349

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited, re-presented
		Attributable to the owner of the parent
		Foreign
		currency	Cash flow	Cost of			Non-
	Share	translation	hedge	hedging	Retained		controlling	Total
	capital	reserve	reserve	reserve	earnings(i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2019	—	123	(72)	31	(3,248)	(3,166)	(120)	(3,286)
(Loss)/profit for the period	—	—	—	—	(34)	(34)	1	(33)
Other comprehensive income/(expense)	—	30	28	(5)	(29)	24	2	26
Hedging losses transferred to cost of inventory	—	—	3	—	—	3	—	3
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(3)	(3)
At March 31, 2019	—	153	(41)	26	(3,311)	(3,173)	(120)	(3,293)

At January 1, 2018	—	(44)	(48)	18	(2,953)	(3,027)	(99)	(3,126)
Loss for the period	—	—	—	—	(24)	(24)	(1)	(25)
Other comprehensive (expense)/income	—	(100)	(52)	5	55	(92)	(4)	(96)
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(3)	(3)
At March 31, 2018	—	(144)	(100)	23	(2,922)	(3,143)	(107)	(3,250)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $42 million and non-controlling interests at January 1, 2019 have also been re-presented by $4 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2019	2018
	Note	$'m	$'m
Cash flows from operating activities
Cash generated from/(used in) operations	11	90	(6)
Interest paid		(140)	(129)
Income tax paid		(16)	(25)
Net cash used in operating activities		(66)	(160)

Cash flows from investing activities
Purchase of property, plant and equipment		(185)	(163)
Purchase of software and other intangibles		(9)	(5)
Proceeds from disposal of property, plant and equipment		—	2
Net cash used in investing activities		(194)	(166)

Cash flows from financing activities
Repayment of borrowings		(2)	(1)
Proceeds from borrowings		170	—
Consideration paid on extinguishment of derivative financial instruments	9	(14)	—
Dividends paid by subsidiary to non-controlling interest		(3)	(3)
Deferred debt issue costs paid		(2)	(1)
Lease payments		(21)	(1)
Net cash inflow/(outflow) from financing activities		128	(6)

Net decrease in cash and cash equivalents		(132)	(332)

Cash and cash equivalents at beginning of period		565	823
Exchange (losses)/gains on cash and cash equivalents		(11)	9
Cash and cash equivalents at end of period		422	500

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh Group S.A. (“Ardagh”) and its subsidiaries (together the “Ardagh Group”). All of the financing of the Group other than the 7.125%/7.875% $770 million Senior Secured Toggle Notes due 2023, and the 6.625%/7.375% €845 million Senior Secured Toggle Notes due 2023 (together the “Toggle Notes”, see Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three months ended March 31, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The unaudited consolidated interim financial statements were approved for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on April 25, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three months ended March 31, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”) and on which the independent auditor’s report was unqualified.

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The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease is extended or not terminated.

The principal impacts on the consolidated interim financial statement of financial position as at the adoption date of January 1, 2019, were an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings, as lease liabilities of $349 million were recognized based on the new treatment. As a result of the aforementioned impacts, deferred tax assets increased by $13 million.

Cash generated from operations for the three months ended March 31, 2019, increased by $19 million due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

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Table of Contents	Exhibit 99.1

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in underlying Adjusted EBITDA for the three month ended March 31, 2019 of $23 million, of which $21 million are related to such leases recognized as part of the initial adoption of IFRS 16, offset by corresponding increases in depreciation and net finance expense.

The weighted average lessee´s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance Lease obligations as of December 31, 2018	36
Total Lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of March 31, 2019 is as follows:

$'m
Not later than one year	100
Later than one year and not later than five years	249
Later than five years	219
568

Please refer to Notes 6, 7 and 9 for further information related to the Group’s leasing activities.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 effective January 1, 2019. The application of this interpretation does not have a material impact on the consolidated financial statements of the Group.

 Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going.

4.Segment analysis

Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group

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performance is reviewed by management and presented to the Board of Directors of ARD Finance S.A., who in addition to certain members of the Board of Directors of Ardagh Group S.A. have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2019	2018
	$'m	$'m
Loss for the period	(33)	(25)
Income tax charge	9	2
Net finance expense	181	136
Depreciation and amortization	193	181
Exceptional operating items	13	54
Adjusted EBITDA	363	348

Segment results for the three months ended March 31, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	873	885	141	134
Metal Packaging Americas	539	529	66	63
Glass Packaging Europe	392	397	85	80
Glass Packaging North America	416	413	71	71
Group	2,220	2,224	363	348

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments.

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2019:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	828	3	42	873
Metal Packaging Americas	1	432	106	539
Glass Packaging Europe	378	2	12	392
Glass Packaging North America	–	416	–	416
Group	1,207	853	160	2,220

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The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2018:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	841	9	35	885
Metal Packaging Americas	–	418	111	529
Glass Packaging Europe	385	4	8	397
Glass Packaging North America	–	411	2	413
Group	1,226	842	156	2,224

5.Exceptional items

	Three months ended March 31,
	2019	2018
	$'m	$'m
Restructuring costs	8	34
Start-up related costs	1	9
Impairment	2	5
Exceptional items – cost of sales	11	48
Transaction-related costs – acquisition and integration	2	6
Exceptional items – SGA expenses	2	6
Total exceptional items	13	54

Exceptional items of $13 million have been recognized for the period ending March 31, 2019, primarily comprising:

•

$11 million related to the Group’s capacity realignment programs, including restructuring costs ($8 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million). These costs were incurred in Glass Packaging North America ($8 million) and Metal Packaging Europe ($3 million).

•	$2 million transaction-related costs, primarily comprising costs relating to integration and other transaction-related costs.

Exceptional items of $54 million have been recognized in the period ending March 31, 2018 primarily comprising:

•

$48 million related to the Group’s capacity realignment programs, including restructuring costs ($34 million), start-up related costs ($9 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($33 million), Metal Packaging Americas ($9 million) and Metal Packaging Europe ($6 million).

•	$6 million transaction-related costs, primarily comprised of costs relating to the integration of the Beverage Can Business and other transaction-related costs.

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6.Net finance expense

	Three months ended March 31,
	2019	2018
	$'m	$'m
Senior Secured and Senior Notes	133	142
Other interest expense	9	3
Interest expense	142	145
Foreign currency translation losses/(gains)	25	(15)
Net pension interest costs	5	6
Loss on derivative financial instruments	9	—
Finance expense before exceptional items	181	136

During the three months ended March 31, 2019, the Group recognized $6 million related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1 ,2019 (Note 3)	—	—	—	—	—	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	—	—	4	6	10	206
Charge for the period	—	(56)	(7)	(2)	(65)	(128)
Impairment (Note 5)	—	—	—	—	—	(2)
Exchange	(18)	(9)	(1)	—	(28)	(26)
Net book value at March 31, 2019	1,952	1,418	98	50	3,518	3,728

As of March 31, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At March 31, 2019	224	126	15	365

Total additions to the right-of-use assets during the three months ended March 31, 2019 were $66 million.

The Group recognized a  depreciation charge of $128 million in the three months ended March 31, 2019, of which $20 million related to right-of-use assets (Land and buildings: $13 million, Plant and machinery: $5 million, Office equipment and vehicles: $2 million).

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Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at March 31, 2019.

8.Issued capital

Issued and fully paid shares:

	Number of
	shares
	(millions)	$'m
At December 31, 2018 and March 31, 2019
Ordinary shares (par value €0.01)	10.3	—

There were no share transactions in the three months ended March 31, 2019.

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9.Financial assets and liabilities

At March 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	949	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	843	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	494	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	524	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,695	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	843	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	270	270	539
Lease Obligations	USD/GBP/EUR			Amortizing		432	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		13	1
Total borrowings/undrawn facilities						10,198	540
Deferred debt issue costs and bond premium						(61)	—
Net borrowings/undrawn facilities						10,137	540
Cash and cash equivalents						(422)	422
Derivative financial instruments used to hedge foreign currency and interest rate risk						65	—
Net debt/available liquidity						9,780	962

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s total borrowings at March 31, 2019 is $10,343 million (December 31, 2018: $9,327 million).

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At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	967	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings / undrawn facilities						9,672	640
Deferred debt issue costs and bond premiums						(67)	—
Net borrowings / undrawn facilities						9,605	640
Cash and cash equivalents						(565)	565
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						9,153	1,205

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Financing activity

2019

The Group’s lease obligations of $432 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019, as well as $66 million of new leases and $21 million of principal repayments in the three month period ended March 31, 2019.

As at March 31, 2019, the Group has $539 million available under the Global Asset Based Loan Facility.

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability at March 31, 2019 of $65million (December 31, 2018: $113 million).

On February 15th, the Group's $200 million USD/ EUR CCIRS matured. The fair value of these swaps at maturity were $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan facility and other borrowings – the estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Leases – the carrying amount of leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(v)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

10.Employee benefit obligations

Employee benefit obligations at March 31, 2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $40 million (2018: gain of $66 million) has been recognized in the consolidated interim statement of comprehensive income for the three months ended March 31, 2019.

11.Cash generated from operating activities

	Three months ended March 31,
	2019	2018
	$'m	$'m
Loss for the period	(33)	(25)
Income tax charge	9	2
Net finance expense	181	136
Depreciation and amortization	193	181
Exceptional operating items	13	54
Movement in working capital	(262)	(326)
Transaction-related, start-up and other exceptional costs paid	(7)	(23)
Exceptional restructuring paid	(4)	(5)
Cash generated from/(used in) operations	90	(6)

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Table of Contents	Exhibit 99.1

12.Related party transactions

There have been no transactions in the three months ended March 31, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

13.Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The European Commission has taken over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2018, a jury in the United States awarded $50 million in damages against the Ardagh Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously appeal the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

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Table of Contents	Exhibit 99.1

14.Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our credit facilities.

15.Events after the reporting period

There have been no material events subsequent to March 31, 2019, which would require disclosure in these consolidated interim financial statements.

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